Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Filing Person: Kindred Healthcare, Inc.

Commission File No.: 001-14057

Subject Company: RehabCare Group, Inc.

Commission File No.: 001-14655

Messages By Audience – At A Glance Regarding the Proposed Merger

Between Kindred Healthcare, Inc. and Rehab Group, Inc.

Financial	Employees	Customers/Partners	Policymakers
The combination creates a strong financial platform for growth in revenue, earnings and shareholder value	Ensure that patient safety and quality of care are uninterrupted and improved upon for the nearly 60,000 patients and residents we care for each day	There will be no change in employees at the care delivery level—our customers will receive uninterrupted service.	Establishes premier national provider of diversified and integrated post-acute services

The company could produce operating synergies of approximately $40 million within two years after close.	Ensure that the focus and engagement and institutional trusts that both organizations employ with our 75,000 colleagues is maintained through the process so that, again, patient care and the day-to-day effectiveness of our clinical and business operations continue to be successful	Combined healthcare teams will provide that which is most important to patients and partners – diverse post-acute care services in local health delivery systems.	The shared commitment to serve all patients with high-quality post-acute care creating optimal outcomes, delivered in the lowest cost setting will continue.

Kindred’s risk profile will be stronger as the combination will decrease rent expense as a percentage of revenue.	Advance at the fastest pace possible the transition of back office operations and systems to enable our operators in the field to continue to have the support they need to run their businesses and continue to achieve our business goals	This transaction will create greater value for our customers through new efficiencies, expanded reach, improved patient outcomes and enhanced technology.	The combined company will contribute to the economic stability and growth with more than 75,000 employees in 46 states

Diversifies payer sources and reduces reliance on Medicaid.	In keeping with our values be as transparent and honest and direct with the folks impacted by the transaction and communicate as quickly as possible their retention bonus and severance opportunities, always keeping in mind that we should be treating each other the way we would want to be treated.	Leverages the strengths of both organizations to improve the overall delivery of services.	This will build upon our ability to deliver superior clinical outcomes with the goal of shortening lengths of stay and transitioning patients home and eliminating unnecessary re-hospitalizations.

Builds on cluster market strategy and best positions the combined company for future growth.	With the above items in mind, be fiduciaries of our shareholders to support the rapid cost saving synergies available in this combination.	The combined company will be a stronger partner with hospitals, health systems and managed care in local markets to assist with integrated care initiatives – including ACOs	The combined company will be best positioned to treat patients across a continuum of care in the most efficient manner possible.

The combined company will be the 110th largest non-government employer in the United States	Continue to support our field operators so that they may achieve their clinical and financial goals and commitments each company has set out for 2011 while creating an organizational and system foundation for future growth.	The combined company will have a strong I-T infrastructure, enhanced purchasing power for ancillary supplies, a robust recruitment platform for nurses and therapists, and the ability to share best practices in continuum of care	Our ability to deliver integrated post-acute care at the local level will be enhanced.

management strategies across the enterprise.
The combined company will contribute to the economic stability and growth with 75,000 employees in 46 states		Therapists may be able to provide rehabilitative interventions for a patient as they receive care in multiple post-acute settings, leading to quicker and more successful transitions to the home.

Additional Information About this Transaction

In connection with the proposed transaction with RehabCare Group, Inc. (“RehabCare”), Kindred Healthcare, Inc. (“Kindred”) will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Kindred and RehabCare that also constitutes a prospectus of Kindred. Kindred and RehabCare will mail the definitive proxy statement/prospectus to their respective stockholders. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (when available) and other related documents filed by Kindred and RehabCare with the SEC at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus (when available) and the other documents filed by Kindred and RehabCare with the SEC may also be obtained for free by accessing Kindred’s website at www.kindredhealthcare.com and clicking on the “Investors” link and then clicking on the link for “SEC Filings” or by accessing RehabCare’s website at www.rehabcare.com and clicking on the “Investor Information” link and then clicking on the link for “SEC Filings”.

Participants in this Transaction

Kindred, RehabCare and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of stockholders in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Kindred’s executive officers and directors in Kindred’s definitive proxy statement filed with the SEC on April 1, 2010. You can find information about RehabCare’s executive officers and directors in its definitive proxy statement filed with the SEC on March 23, 2010. You can obtain free copies of these documents from Kindred or RehabCare, respectively, using the contact information above.

Forward-Looking Statements

Information set forth in this document contains forward-looking statements, which involve a number of risks and uncertainties. Kindred and RehabCare caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Kindred and RehabCare, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (a) the receipt of all required licensure and regulatory approvals and the satisfaction of the closing conditions to the acquisition of RehabCare by Kindred, including approval of the pending transaction by the shareholders of the respective companies, and Kindred’s ability to complete the required financing as contemplated by the financing commitment; (b) Kindred’s ability to integrate the operations of the acquired hospitals and rehabilitation services operations and realize the anticipated revenues, economies of scale, cost synergies and productivity gains in connection with the RehabCare acquisition and any other acquisitions that may be undertaken during 2011, as and when planned, including the potential for unanticipated issues, expenses and liabilities associated with those acquisitions and the risk that RehabCare fails to meet its expected financial and operating targets; (c) the potential for diversion of management time and resources in seeking to complete the RehabCare acquisition and integrate its operations; (d) the potential failure to retain key employees of RehabCare; (e) the impact of Kindred’s significantly increased levels of indebtedness as a result of the RehabCare acquisition on Kindred’s funding costs, operating flexibility and ability to fund ongoing operations with additional borrowings, particularly in light of ongoing volatility in the credit and capital markets; (f) the potential for dilution to Kindred stockholders as a result of the RehabCare acquisition; and (g) the ability of the Company to operate pursuant to the terms of its debt obligations, including Kindred’s obligations under financings undertaken to complete the RehabCare acquisition, and the ability of Kindred to operate pursuant to its master lease agreements with Ventas, Inc. (NYSE:VTR). Additional factors that may affect future results are contained in Kindred’s and RehabCare’s filings with the SEC, which are available at the SEC’s web site at www.sec.gov. Many of these factors are beyond the control of Kindred or RehabCare. Kindred and RehabCare disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.